Exhibit 99.1

SCAILEX CORPORATION LTD.
("Scailex" or "the Company")

48 Ben Tsiyon Galis Street, Petach Tikva 49277 Israel
Telephone: + 972-3-9057730 — Fax: + 972-3-9300424

October 2, 2008

Securities Authority	The Tel-Aviv Stock Exchange Ltd.
22 Kanfei Nesharim Street	54 Ehad Ha'am Street
Jerusalem 95464 Israel	Tel-Aviv 65202 Israel
(via Magna)	(via Magna)

Dear Mr./Ms.,

Re: Immediate Report of an Event or Matter Outside of the Corporation’s
Normal Course of Business

(Regulation 36(a) of the Securities Regulations (Immediate and Periodic Reports), 5730 – 1970)

Further to the Immediate Report dated August 21, 2008 (reference no. 2008-01-242454, “Report of the Transaction”) regarding the summoning of a General Assembly of Shareholders, whose agenda was the approval of Scailex’s engagement in the agreement dated August 21, 2008 with Scailex’s controlling shareholder – Suny Electronics Ltd. (“Suny Electronics”) and with subsidiaries controlled by Suny Electronics – Suny Telecom (1994) Ltd. (“Suny Telecom”) and Dyn Dynamic Ltd. (“Dyn Dynamic”) (“the Cellular Operations Purchase Agreement”), and further to the Supplementary Report to the Report of the Transaction dated September 18, 2008 (reference no. 2008-01-269910 – “the Supplementary Report”), and further to the Immediate Report dated September 28, 2008 (reference no. 2008-1-273996) regarding the results of the General Assembly that convened and approved the Agreement, the Company hereby reports as follows:

On September 29, 2008 (“the Execution Date”) the transaction between the Company and Suny Electronics, Suny Telecom and Dyn Dynamic (the latter three jointly – “Suny Group”) was consummated in accordance with the Cellular Operations Purchase Agreement, whereby the Company purchased the cellular operations from Suny Group of end-user equipment and cellular retailing (“the Sector of Operations” as defined in the Cellular Operations Purchase Agreement and in clause 2.3 of the Report of the Transaction).

Following the consummation of the transaction as stated, the Company has two new sectors of activity: the first is the cellular operators sector, which had previously been operated by Suny Telecom. Within the scope of this sector, the Company imports and markets cellular telephones and accessories manufactured by the Korean company, Samsung, in Israel to cellular operators. The second sector is end-customers and retailing, which had previously been operated by Dyn Dynamic. Within the scope of this sector, the Company operates a chain of stores and counters for the sale of cellular telephone devices and related accessories, and provides warranty and maintenance services for cellular telephones of the Cellcom chain.

In consideration for the purchase of the cellular operations, on September 29, 2008, the Company paid the sum of ILS 255,809,000 in cash to Suny Telecom and to Dyn Dynamic (“the Total Consideration”), of which, ILS 69,341,000 were paid to Dyn Dynamic and ILS 186,468,000 were paid to Suny Telecom. It should be noted that the component of the Equity Being Transferred out of the Total Consideration (at the inclusive total of ILS 90,144,000) is subject to a price adjustment mechanism, which is to be executed within 90 days of the Execution Date, as stated in clause 2.5 of the Report of the Transaction and in clause 1 of the Supplementary Report.

Pursuant to the Cellular Operations Purchase Agreement, and as specified in clauses 2.16.1 and 2.16.2 of the Report of the Transaction and in clauses 4 and 5 of the Supplementary Report, the lease agreements were signed and took effect on the Execution Date, pursuant whereto Scailex shall rent space from Suny Electronics in the buildings on Ben-Tsiyon Galis Street and on Harakevet Street in Petach Tikva. Additionally, the Services Agreements between Suny Electronics and the Company and between the Company and Suny Electronics were signed and took effect on the Execution Date (as specified in clauses 2.17 and 2.18 of the Report of the Transaction and in clauses 6 and 7 of the Supplementary Report), along with the additional arrangements, all as specified in the Report of the Transaction and in the Supplementary Report.

Sincerely, Scailex Corporation Ltd.